UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 40)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 40 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 39 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Initial Regional Manufacturing Agreement. On April 29, 2016, Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) and The Coca-Cola Company entered into an Initial Regional Manufacturing Agreement (the “April 2016 Initial RMA”), which April 2016 Initial RMA governs the terms and conditions of Coke Consolidated’s use of the Regional Manufacturing Facilities (as defined below) to manufacture certain beverage brands of The Coca-Cola Company. A first form draft of the April 2016 Initial RMA (the “September 2015 Form Initial RMA”) was included as Exhibit B to the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on September 23, 2015 (the “September 2015 Manufacturing LOI”) and filed as Exhibit 99.4 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2015 (the “September 2015 13D”). On January 29, 2016, Coke Consolidated and The Coca-Cola Company entered into an initial regional manufacturing agreement (the “January 2016 Initial RMA”), which is an updated form of the September 2015 Form Initial RMA, at the closing of Coke Consolidated’s acquisition of its Sandston, Virginia manufacturing facility and related assets (the “Sandston Facility”). The January 2016 Initial RMA was described in the Coke Consolidated’s Current Report on Form 8-K filed with the SEC on January 29, 2016. Pursuant to the April 2016 Initial RMA, Coke Consolidated and The Coca-Cola Company have agreed that the April 2016 Initial RMA replaces and supersedes the January 2016 Initial RMA with regards to the Sandston Facility. Consequently, the parties terminated the January 2016 Initial RMA upon their execution of the April 2016 Initial RMA on April 29, 2016. The April 2016 Initial RMA, while in large part similar to the September 2015 Form Initial RMA and the January 2016 Initial RMA, contains certain additional updates and negotiated changes to those forms of agreement. A summary description of the April 2016 Initial RMA, which is filed as Exhibit 99.2 hereto, is included below.

Pursuant to the April 2016 Initial RMA, The Coca-Cola Company has granted Coke Consolidated rights to manufacture, produce and package at the Sandston Facility and at two regional manufacturing facilities located in Baltimore, Maryland and Silver Spring, Maryland (collectively, the “Regional Manufacturing Facilities”) certain beverages that are sold under trademarks owned by The Coca-Cola Company and referred to in the April 2016 Initial RMA as “Authorized Covered Beverages.” The Authorized Covered Beverages produced at the Regional Manufacturing Facilities may be used for distribution by Coke Consolidated for its own account in accordance with comprehensive beverage agreements between Coke Consolidated, The Coca-Cola Company and Coca-Cola Refreshments USA, Inc., a wholly-owned subsidiary of The Coca-Cola Company (“CCR”), and for sale by Coke Consolidated to certain other U.S. Coca-Cola bottlers and to the Coca-Cola North America division of The Coca-Cola Company (“CCNA”) in accordance with the terms of the April 2016 Initial RMA. As part of these terms, CCNA will, from time to time, unilaterally establish the prices (or certain elements of the formula used to determine the prices) that Coke Consolidated charges for sales of Authorized Covered Beverages to CCNA or to certain U.S. Coca-Cola bottlers.

Subject to the right of The Coca-Cola Company to terminate the April 2016 Initial RMA in the event of an uncured default by Coke Consolidated, the April 2016 Initial RMA has a term that continues for the duration of the term of Coke Consolidated’s comprehensive beverage agreements with The Coca-Cola Company and CCR. Other than Authorized Covered Beverages, certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) that Coke Consolidated is permitted to distribute under its comprehensive beverage agreements, and certain other expressly permitted cross-licensed brands, the April 2016 Initial RMA provides that Coke Consolidated will not manufacture at the Regional Manufacturing Facilities any Beverages, Beverage Components (as such terms are defined in the comprehensive beverage agreement between the parties) or other beverage products unless otherwise consented to by The Coca-Cola Company.

Pursuant to its terms, the April 2016 Initial RMA will be amended, restated and converted into a final form of regional manufacturing agreement (the “Final RMA”) concurrent with the conversion of Coke Consolidated’s bottling agreements to a new and final comprehensive beverage agreement (the “Final CBA”) pursuant to the territory conversion agreement executed by Coke Consolidated, CCR and The Coca-Cola Company on September 23, 2015, as described in the Schedule 13D filed with the SEC on September 29, 2015 and filed as Exhibit 99.3 thereto (the “Territory Conversion Agreement”). An initial form of the Final RMA (the “September 2015 Form Final RMA”) was included as Schedule 9.4 to the September 2015 Form Initial RMA filed with the September 2015 13D and the form of the Final CBA was included as Exhibit 1.1 to the Territory Conversion Agreement filed with the September 2015 13D. An updated form of the Final RMA (the “January 2016 Form Final RMA”) was attached as Schedule 9.4 to the January 2016 Initial RMA. The form of Final RMA attached as Schedule 9.4 to the April 2016 Initial RMA and included in Exhibit 99.2 hereto (the “April 2016 Form Final RMA”) is in large part similar to the September 2015 Form Final RMA and the January 2016 Form Final RMA, but contains certain updates and negotiated changes to those forms of agreement.

6

While the April 2016 Form Final RMA has terms similar to the April 2016 Initial RMA in many respects, under the April 2016 Form Final RMA, Coke Consolidated’s aggregate business directly and primarily related to the manufacture of Authorized Covered Beverages, permitted cross-licensed brands and other beverages and beverage products for The Coca-Cola Company will be subject to the same agreed upon sale process provisions included in the Final CBA, which include the need to obtain The Coca-Cola Company’s prior approval of a potential purchaser of such manufacturing business. The Coca-Cola Company will also have the right to terminate the Final RMA in the event of an uncured default by Coke Consolidated.

CCNA Exchange Letter Agreement. In connection with the execution of the April 2016 Initial RMA, Coke Consolidated and The Coca-Cola Company also entered into a letter agreement on April 29, 2016 (the “CCNA Exchange Letter”), pursuant to which CCNA will, on or before January 1, 2017, unilaterally establish and operate an exchange process (the “CCNA Exchange”). Under the CCNA Exchange, CCNA will unilaterally establish the prices (or certain elements of the formula used to determine the prices) that Coke Consolidated charges for sales of Authorized Covered Beverages to CCNA or to certain U.S. Coca-Cola bottlers under the April 2016 Initial RMA and Final RMA. Under the CCNA Exchange Letter, the revenue Coke Consolidated receives from sales of Authorized Covered Beverages to CCNA and to certain U.S. Coca-Cola bottlers pursuant to the terms of the April 2016 Initial RMA or Final RMA will be subject to adjustment as part of the CCNA Exchange. Any adjustment owed by Coke Consolidated will be paid to the CCNA Exchange while any adjustment owed to Coked Consolidated will be paid by CCNA, through the CCNA Exchange.

The foregoing descriptions of the April 2016 Initial RMA and the CCNA Exchange Letter are only summaries and are qualified in their entirety by reference to the full text of the April 2016 Initial RMA and CCNA Exchange Letter (including any exhibits thereto), which are filed as Exhibit 99.2 and Exhibit 99.3 to this Amendment No. 40 to the Schedule 13D. The April 2016 Initial RMA and the CCNA Exchange Letter, including any exhibits thereto, have been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. Investors should read the April 2016 Initial RMA and the CCNA Exchange Letter, including any exhibits thereto, together with the other information concerning Coke Consolidated, CCR and The Coca-Cola Company that each company or its affiliates publicly files in reports and statements with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

7

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on March 14, 2016.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Initial Regional Manufacturing Agreement, dated April 29, 2016, between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 10.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed May 5, 2016

Exhibit 99.3	CCNA Exchange Letter Agreement, dated April 29, 2016, between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company, by and through its Coca-Cola North America division.	Exhibit 10.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed May 5, 2016

8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Kathy N. Waller
Name: Kathy N. Waller
Title: Executive Vice President
Date: May 6, 2016	and Chief Financial Officer

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
Name: Robert J. Jordan, Jr.
Date: May 6, 2016	Title: Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
Name: Robert J. Jordan, Jr.
Date: May 6, 2016	Title: Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
Name: Robert J. Jordan, Jr.
Date: May 6, 2016	Title: Vice President, General Tax Counsel and Director

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Initial Regional Manufacturing Agreement, dated April 29, 2016, between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 10.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed May 5, 2016

Exhibit 99.3	CCNA Exchange Letter Agreement, dated April 29, 2016, between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company, by and through its Coca-Cola North America division.	Exhibit 10.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed May 5, 2016